

July 25, 2011

Via E-Mail
Darryl M. Bradford
Senior Vice President and General Counsel
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

  Re: **Exelon Corporation**
    Registration Statement on Form S-4
    Filed June 27, 2011
    File No. 333-175162
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed February 10, 2011
    Form 8-K
    Filed April 27, 2011
    File No. 001-16169

Dear Mr. Bradford:

  We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Registration Statement Filed June 27, 2011

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 162

Note 5. Pro Forma Adjustments to Financial Statements, page 171

1. Please tell us your basis in GAAP for recognizing a regulatory asset offset for the adjustment to reflect Constellation's third-party debt at estimated fair value. Please include a detailed discussion of facts and circumstances supporting your conclusion including a discussion of whether and how each regulatory jurisdiction incorporate interest or other debt-related costs

in base rates. Please explain whether any of BGE's regulatory jurisdictions utilize a hypothetical debt structure and what effect you believe it will or should have on your recording of a regulatory offset relating to debt. We may have further comment.

2. Please tell us your basis in GAAP for recognizing Constellation's regulatory assets and liabilities, particularly those not earning a return, at carrying value as opposed to their acquisition-date fair value.

3. We note a number of blank spaces. Please complete the information by filling in the blanks prior to effectiveness.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies and Estimates, page 75

Nuclear Decommissioning Asset Retirement Obligations (Exelon and Generation), page 76

4. Please tell us the escalation percentages you used to estimate future decommissioning costs for the past three years and whether you use blended escalation factors or separate escalation factors for labor, equipment and other materials, energy, LLRW disposal and other costs. Please also tell us the indices upon which the escalation factors are based, if indices were used. In short, please show us why your inflation assumptions related to future decommissioning costs are supportable with historical experience and similar assumptions used by other licensees.

Item 8. Financial Statements and Supplementary Data, page 150

Combined Notes to Consolidated Financial Statements, page 178

12. Asset Retirement Obligations (Exelon, Generation, ComEd and PECO), page 260

Nuclear Decommissioning Trust Fund Investments, page 262

NRC Minimum Funding Requirements, page 264

5. We note that you determine the ARO using multiple scenarios where decommissioning activities are completed under three possible scenarios ranging from 10 to 70 years after the cessation of plant operations. Please tell us your consideration of disclosing:

- The degree to which any of the multiple scenario based cost estimates are lower than the Nuclear Regulatory Commission's minimum formula amount, and if so, the reasons why such estimates are lower than the NRC formula amount.

- The model you use and a sensitivity analysis of changes in assumptions.

Accounting Implications of the Regulatory Agreements with ComEd and PECO, page 265

6. We note your disclosure that the NDT funds of each of the former ComEd units exceeded the related decommissioning obligation for each of the units, and for the purposes of making this determination, the decommissioning obligation referred to is the ARO reflected on Generation's Consolidated Balance Sheet at December 31, 2010 and is different from the calculation used in the NRC minimum funding obligation filings based on NRC guidelines. Please tell us your consideration of disclosing: (i) whether NDT funds for each of the units is greater than or less than the NRC minimum funding obligation; and (ii) if NDT funds for any of the units is less than the NRC minimum funding obligation and the reasons for the difference.

18. Commitments and Contingencies (Exelon, ComEd and PECO), page 291

Environmental Issues, page 300

Section 316(b) of the Clean Water Act, page 301

7. We note that you revised the economic useful life of Oyster Creek used in determining depreciation and the asset retirement obligation to reflect your decision to retire Oyster Creek by December 31, 2019 and the execution of the Administrative Consent Order with the New Jersey Department of Environmental Protection. Based on the expiration date of the current operating license, it appears that the Nuclear Regulatory Commission previously approved an extension of the initial 40-year operating license for Oyster Creek. If our assumption is incorrect please advise in detail. If our assumption is correct, please tell us (i) when the operating license was extended (ii) whether you revised the useful life of Oyster Creek used in determining depreciation and the asset retirement obligation and (iii) when and how you revised the useful life and the facts and circumstances you considered, including your consideration of the impact of New Jersey state-level permit programs. If you did not anticipate the early retirement of Oyster Creek, please discuss the events and circumstances between the date the Nuclear Regulatory Commission approved the extension of the operating license and/or the date you revised the useful life of Oyster Creek and the decision to cease generating operations by December 31, 2019.

Litigation and Regulatory Matters, page 306

8. We note your disclosure regarding asbestos personal injury claims and the savings plan claim and regarding various other litigation matters, and in particular your disclosure that the

ultimate outcome of such matters is uncertain and may have a material impact on your results of operations, cash flows or financial position. Please tell us your consideration of disclosing an estimate of the reasonably possible loss or range of loss for each matter, or in the aggregate, or providing a statement that such estimates cannot be made in accordance with ASC 450-20-50-4. In addition, for those matters where you are unable to estimate the possible loss or range of loss, please tell us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss.

Form 8-K Filed April 27, 2011

9. We note that you present a full income statement in your reconciliations of adjusted (non-GAAP) operating earnings to GAAP consolidated statement of operations. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. As such, please revise your reconciliations in future filings to simply reconcile net income to adjusted (non-GAAP) operating earnings. Please refer to Question 102.10 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331 or me at (202) 551-3720 if you have any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant